FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Galland Richard I.	2. Issuer Name and Ticker or Trading Symbol D.R. Horton, Inc. (DHI)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) 4647 Miron Drive	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year November 21, 2002
(Street) Dallas,, TX 75220		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								3,474(1)	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Option (Right to Buy)(2)	$5.8889(3)							(4)	07/28/07	Common Stock	9,075		9,075	D
Stock Option (Right to Buy)(2)	$18.99	11/21/02		A		10,000		(5)	11/21/12	Common Stock	10,000		10,000	D

Explanation of Responses:

(1) Number of shares adjusted to reflect the effects of a 9% common stock dividend paid September 29, 2000, an 11% common stock dividend paid March 23, 2001 and a 3-for-2 common stock split paid April 9, 2002.
(2) The Stock Option contains a provision allowing for the withholding of stock to satisfy the Optionee's tax obligation upon exercise.
(3) Exercise Price and number of shares adjusted to reflect the effects of a 9% common stock dividend paid September 29, 2000, an 11% common stock dividend paid March 23, 2001 and a 3-for-2 common stock split paid April 9, 2002.
(4) The stock option vested with respect to 1,815 shares on July 28 of each year from 1998 through 2002. All of the 9,075 stock option shares are vested.
(5) Stock option was granted on 11/21/02, has a 10 year term, and vests as to 20% of the grant on the first five anniversary dates of November 21. Accordingly, on 11/21/03, the initial 2,000 stock option shares will vest.

By: /s/ Richard I. Galland Richard I. Galland **Signature of Reporting Person	November 22, 2002 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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